ATS-N Part III Item 7a

Extended Firm-Up Time Required (EFUT) Conditional Order: Subscribers are able to enter EFUT Conditional Orders that, upon a match and an invite to the entering subscriber, allow for an extended Firm-Up period of up to twenty (20) seconds (the "Extended Firm-Up Period"). In the event of a match between an EFUT Conditional Order and a non-EFUT Conditional Order, an invite will be sent to the EFUT-entering subscriber first. If the EFUT-entering subscriber firms up in response to the invite, then an invite is sent to the non-EFUT-entering subscriber. The non-EFUT-entering subscriber would then have the standard two (2) second Firm-Up Period. In the event of a match between two EFUT Conditional Orders, invites are sent to both subscribers simultaneously and each subscriber would have the twenty second Extended Firm-Up Period. Subscribers can elect for their Firm Orders or Conditional Orders to not interact with EFUT Conditional Orders at the session level or on an order-by-order basis. Subscribers cannot elect for their EFUT Conditional Orders to not interact with other EFUT Conditional Orders.

The Extended Firm-Up Period is only available to Extended Firm-Up Time Orders and not to any other type of order.

Implicit Limit After First Trade (ILAFT) Order: By default, any Conditional, including EFUT orders as described above, has the ability, once it receives an initial match, is firmed up, and receives an execution, to remain active in the System and be eligible to receive subsequent matches on the balance of that same order. ILAFT orders have this ability as well, but in order to protect ILAFT orders from unfavorable subsequent executions, the price of the initial execution will become the de facto or implicit limit price of the firmed-up order so that the ILAFT order will not receive a worse price than the initial execution. Firm orders cannot utilize the ILAFT functionality. Order types that have the ability to execute anywhere other than the midpoint of the NBBO, such as VWAP orders (see below), Session Conditional Orders, and related Session Firm-Ups, are ineligible for this functionality.

What follows is an example of how this functionality will work. In this example, a subscriber submits an ILAFT order (identified via the appropriate FIX tag as an ILAFT order) to buy 100,000 shares of a security, and elects to firm-up for 100,000 shares following a match and an invitation to firm up. If the initial execution of the ILAFT order on the LeveL ATS is for 10,000 shares, there will be 90,000 firm shares remaining as "active" from the original firm-up, eligible to match against other LeveL firm orders and firm-up orders. If the initial 10,000 share purchase is at a price of $10.00 per share, any subsequent executions must be for $10.00 or better. If a resulting execution price from a subsequent match would be for more than $10.00 per share, there will be no execution.

Full Day VWAP Orders: The ATS accepts "Full Day VWAP Orders." The Full Day VWAP Order type allows subscribers to submit trading interest from 7:30 a.m. up until the Full Day VWAP Cross (as that term is defined at Part III Item 10), that, if "anchored," will execute at the security's VWAP for the relevant trading day, as calculated by LeveL Markets. As noted above, Full Day VWAP Orders may only interact with other Full Day VWAP Orders. Full Day VWAP Orders can only be firm orders; there are no conditional Full Day VWAP Orders.

Full Day VWAP Orders must include "market" pricing instructions (that is, instructions to allow the order to execute at any price). The ATS will reject any Full Day VWAP Order that includes a limit price or pegged pricing instruction. Full Day VWAP Orders must include a time-in-force of "Day." Full Day VWAP Orders that include any other time-in-force instruction will be rejected.

Full Day VWAP orders will anchor prior to the market open. A Full Day VWAP order has "anchored" once it has paired with eligible contraside interest following the Full Day VWAP Cross such that, barring cancellation of the orders by LeveL Markets, the anchored orders will execute at the day's VWAP (as further discussed below). A single Full Day VWAP Order may match and anchor with one or multiple contra side Full Day VWAP Orders. Where multiple eligible contra-party Full Day VWAP Orders exist, priority is determined based on the following factors in the following order: (i) size and (ii) time of order receipt. For example, assume Subscriber X submitted an order to purchase 3,000 shares of security ABC, Subscriber Y submitted an order to sell 1,000 shares of ABC at 8:00 a.m. and Subscriber Z submitted an order to sell 2,500 shares of ABC at 8:30 a.m. Assume the ATS did not receive any other Full Day VWAP orders for ABC. In the above example, Subscriber Z would have priority over Subscriber Y because Subscriber Z's order was larger (despite having been submitted after Subscriber Y's order). Subscriber X would anchor (i) for 2,500 shares with Subscriber Z and, separately, (ii) for 500 shares with Subscriber Y. Full Day VWAP Orders are ineligible to anchor outside of the Full Day VWAP Cross.

Following the anchoring of a Full Day VWAP order, subscribers receive a restatement message indicating the quantity of their Full Day VWAP Order(s) that are anchored. Where a Full Day VWAP Order anchors to multiple contra side orders, subscribers receive a single restatement message identifying the total "anchored" quantity. Orders that match in the Full Day VWAP Cross are "anchored" for the remainder of the trading day.

Subscribers may cancel any Full Day VWAP Order prior to the Full Day VWAP Cross (as that term is defined at Part III Item 10). Anchored Full Day VWAP Orders may not be cancelled by the subscriber. LeveL Markets, as the ATS operator, may cancel anchored Full Day VWAP Orders. A Full Day VWAP Order that is cancelled by LeveL Markets will not receive an execution (whether in part or in full).

The ATS disseminates execution reports to subscribers once LeveL Markets has calculated the security's VWAP for the trading day. Except as noted below, execution reports are delivered to subscribers shortly after the end of regular trading hours (i.e., 4:00 p.m. ET or 1:00 p.m. ET on days where the NYSE is scheduled to close early). In the event the relevant security becomes subject to a Level 3 Market Wide Circuit Breaker at any time during the trading day, or where the security becomes subject to a Level 1 or Level 2 Market Wide Circuit Breaker that starts at or after 3:25 p.m. ET, the anchored shares will execute at the day's VWAP price calculated up to that point. Where a Full
Day VWAP Order anchored with multiple contraparties, the execution report will identify the number of shares executed against each contraparty, but will not otherwise identify the contraparties. Except where cancelled by LeveL Markets, the anchored portion of any Full Day VWAP Order will execute in full (that is, even when the VWAP calculation is calculated prior to the end of regular trading hours due to a Market Wide Circuit Breaker). In the event

that trading in the relevant security is halted for any reason and does not resume trading for the remainder of the trading day, the anchored shares will execute at market close (i.e., 4:00 p.m., or 1:00 p.m. in the event of an early close on the NYSE) based upon the prints prior to the halt in trading. In addition, if trading in a relevant security is open but there are no prints to utilize to calculate a VWAP, there will be no execution.

VWAP Block Orders:

The VWAP Block order type allows subscribers to submit a firm order or conditional trading interest that, if anchored with a contraside order as described more fully below, will execute at the VWAP of an agreed to time period.

Manner of Order Entry/Conditional Trading Interest. Subscribers may submit firm or conditional VWAP Block orders (such orders, "VWAP Block Orders") starting at 7:30 a.m. ET. Firm VWAP Block Orders are eligible to match with other firm VWAP Block orders or with conditional VWAP Block Orders, and conditional VWAP Block Orders are eligible to generate and receive VWAP Block Invites (as defined herein), following the ATS's receipt of the Opening Trade Report for the relevant security (as defined at Part III Item 10).

Conditional and firm VWAP Block Orders must include "market" or "limit" pricing instructions. The ATS will reject any VWAP Block Order that includes pegged pricing instructions. VWAP Block Orders must include a time-in-force of "Day." VWAP Block Orders that include any other time-in-force instruction will be rejected.

VWAP Block Orders must include a Minimum and Maximum Anchor Time. The "Minimum Anchor Time" designates the minimum (shortest) VWAP calculation period permitted for the order, while the "Maximum Anchor Time" designates the maximum (longest) permitted VWAP calculation period. Minimum and Maximum Anchor Times must be expressed in whole minutes (e.g., a Minimum Anchor Time of five (5) minutes and a Maximum Anchor Time of thirty (30) minutes). A VWAP Block Order's Minimum Anchor Time must be for at least one (1) minute and may not exceed its Maximum Anchor Time, although a VWAP Block Order's Minimum Anchor Time may equal its Maximum Anchor Time. The ATS will cancel a VWAP Block Order once its Minimum Anchor Time can no longer be satisfied. VWAP Block Orders may include instructions to not match in a locked market, although such instructions will be ignored. VWAP Block Orders that include ALO instructions will be rejected.

VWAP Block Orders must include a Minimum Anchor Quantity instruction. A "Minimum Anchor Quantity" represents the smallest contra order that the conditional VWAP Block Order will invite to firm-up or that a firm VWAP Block Order could potentially anchor with.

A VWAP Block Order may include a "Maximum Anchor Time Decay" attribute. A Maximum Anchor Time Decay attribute instructs the ATS to reduce or "decay" the order's Maximum Anchor Time every minute for the designated decay period or until a match occurs and, for a conditional, an Invite is generated, whichever occurs first. The Maximum Anchor Time Decay cannot exceed the difference between an order's Minimum and Maximum Anchor Times.

Invitation In the event of a conditional match between eligible contra-party conditional VWAP Block Orders or between an eligible firm VWAP Block Order and a conditional VWAP Block Order, the relevant Conditional VWAP Block Orders will be canceled by the ATS and an invitation will be sent to each originating conditional subscriber inviting each such subscriber to send a firm-up order in

response thereto (such invitations, "VWAP Block Invites," such firm orders sent in response thereto, "VWAP Block Firm-Up Orders"). The ATS will not allow VWAP Block Orders marked "short" to invite if a Regulation SHO circuit breaker is in effect.

For purposes of determining whether to generate a VWAP Block Invite, contraside conditional VWAP Block Orders that would be eligible to execute at the midpoint of the prevailing NBBO, and that are otherwise eligible to interact based on the orders' attributes, are considered "eligible." A VWAP Block Order will only cause a single contra conditional VWAP Block Order to generate a VWAP Block Invite. Where multiple eligible contra-party VWAP Block Orders exist, priority is determined based on the following factors in the following order: (i) order price; (ii) order size; (iii) maximum anchor time; and (iv) time of entry. In determining price priority, all VWAP Block Orders that are marketable against the NBBO (i.e., buy orders priced at or above the NBO and sell orders priced at or below the NBB) are treated as being on price parity with other marketable VWAP Block Orders, regardless of the order's actual limit price (e.g., all buy orders with limit prices at or above the NBO are treated as being on price parity). As further discussed in Item 14 below, if a subscriber has an effective Contra Priority list implemented by LeveL Markets at the subscriber's request to execute against certain contra parties in a particular order, that priority list will take precedence over the matching logic described in this section. The ATS will immediately cancel a conditional VWAP Block Order once that conditional VWAP Block Order has generated a VWAP Block Invite.

The VWAP Block Invite sent to the subscriber identifies (x) the "Bespoke Anchor Time" and (y) overlapping order size. The "Bespoke Anchor Time" is the longest permissible overlapping anchor time. A VWAP Block Invite recipient has two (2) seconds (the "Firm-Up Period") in which to submit a "VWAP Block Firm-Up Order." The ATS will cancel any unanchored VWAP Block Firm-Up Order following the expiration of the Firm-Up Period. Subscribers may cancel VWAP Block Firm-Up Orders at any time after submission.

VWAP Block Firm-Up Orders must include market or limit pricing instructions. A VWAP Block Firm-Up Order may include any limit price, although a VWAP Block Firm-Up Order will only anchor if its pricing instruction would allow for an execution at the midpoint of the NBBO at the time of the match. For instance, where the NBBO is $20.00 x $20.10, a buy order with a limit price of $20.10 will only be eligible to anchor with a sell order with a limit price of $20.05 or lower (including, for clarity, any sell order with a "market" pricing instruction).

VWAP Block Firm-Up Orders must contain the same symbol, side, MPID, time-in-force, and Minimum Anchor Quantity as the conditional VWAP Block Order related to the VWAP Block Invite or the ATS will reject the order. The VWAP Block Firm-Up Order must also include the Bespoke Anchor Time contained in the VWAP Block Invite. The VWAP Block Firm-Up Order quantity must equal or exceed the Minimum Anchor Quantity of the originating conditional VWAP Block Order.

Where both subscribers to a preliminary match between Conditional VWAP Block Orders submit VWAP Block Firm-Up Orders within the Firm-Up Window (that are not otherwise cancelled prior to matching), and such orders are otherwise eligible to match, the VWAP Block Firm-Up Orders will anchor. For clarity, VWAP Block Firm-Up Orders anchor once both subscribers to a preliminary match have submitted VWAP Block Firm-Up Orders and the ATS has determined the VWAP Block Firm-Up Orders are eligible to interact with one another, commencing the VWAP calculation period. As noted above, subscribers may cancel VWAP Block Firm-Up Orders at any time after submission, including post-anchoring.

Anchored firm VWAP Block Orders and VWAP Block Firm-Up Orders will receive the VWAP of the "VWAP Block Time;" *provided*, however, where the VWAP Block Time is less than one (1) minute no execution will be provided and the anchored orders will be cancelled in full. The VWAP Block Time begins once

the Firm VWAP Block Orders or VWAP Block Firm-Up Orders are anchored and terminates at the earliest of: (i) the end of the Bespoke Anchor Time; (ii) when the VWAP, as calculated from the start of the VWAP Block Time, equals or exceeds the limit price of an anchored Firm VWAP Block Order or VWAP Block Firm-Up Order; (iii) at the time the relevant security becomes subject to a regulatory halt or Market Wide Circuit Breaker (whether such Market Wide Circuit Breaker is Level 1, 2 or 3); (iv) subscriber or LeveL Markets cancellation of an anchored firm VWAP Block Order or VWAP Block Firm-Up Order; and (v) where the anchored sell order is marked "short," when a Regulation SHO circuit breaker comes into effect post-anchor. Where any of clauses (i) through

(v) applies, the resulting execution price will be the VWAP for the relevant VWAP Block Time (which, for clarity, is deemed to terminate upon any of the events in clauses (i) through (v) occurring). Where there is no print during the VWAP Block Time and the VWAP Block Time was completed in full as in clause (i) herein, the execution price is the midpoint of the NBBO at the end of the VWAP Block Time; *provided*, however, that if the midpoint of the NBBO at the end of the VWAP Block Time would violate an order's limit price or the NBBO cannot be determined, then both orders will be cancelled without a fill. Similarly, if the VWAP Block Time ends prematurely due to a subscriber or LeveL Markets cancellation, a regulatory halt, or a Market Wide Circuit Breaker as in clauses (iii) or (iv), or where a Regulation SHO circuit breaker comes into effect post-anchor and the anchored sell order is marked "short" as in clause (v), and there are no prints during the truncated VWAP Block Time, there will be no execution of the relevant VWAP Block orders. If the first print during the VWAP Block Time is outside one order's limit price, the anchored firm VWAP Block Orders or VWAP Block Firm-Up Orders are canceled back with no execution (even where the orders had been anchored for longer than a minute). As noted above, the ATS permits VWAP Block Orders to execute at prices outside the prevailing NBBO.

Where an execution occurs prior to the end of the Bespoke Anchor Time, the orders will receive a pro rata execution in proportion to the elapsed Bespoke Anchor Time. By default, such pro rata execution will be rounded up to the nearest round lot; *provided*, however, that where both orders permit mixed or odd lot executions, the execution may be for a mixed or odd lot quantity, as applicable. Following the execution, the unexecuted portion of an anchored VWAP Block Order (if any), is cancelled. For example, if two VWAP Block Orders anchored for 10,000 shares with a ten (10) minute Bespoke Anchor Time, and the VWAP Block Time was six (6) minutes, the VWAP would be calculated for the VWAP Block Time (here, the six (6) minutes post-anchor). Here, the execution would occur for 60% of the anchored quantity (6,000 shares) and the remaining quantity (4,000 shares) would be canceled back.

VWAP Sliced Orders:

As further discussed below, the VWAP Sliced order type operates in a manner that is largely similar to the VWAP Block order type discussed above. However, while VWAP Block orders execute in a single transaction at the end of the designated VWAP Block Period, VWAP Sliced orders execute in multiple "slices" over the designated VWAP Block Period.

Manner of Order Entry/Conditional Trading Interest. Subscribers may submit firm or conditional VWAP Sliced orders (such orders, "VWAP Sliced Orders") starting at 7:30 a.m. ET. Firm VWAP Sliced Orders are eligible to match with other firm VWAP Sliced Orders or with conditional VWAP Sliced Orders, and conditional VWAP Sliced Orders are eligible to generate and receive VWAP Sliced Invites, following the ATS' receipt of the Opening Trade Report for the relevant security (as defined at Part III Item 10).

Conditional VWAP Sliced Orders must include "market" or "limit" pricing instructions. The ATS will reject any VWAP Sliced Order that includes pegged pricing instructions. VWAP Sliced Orders must include a time-in-force of "Day." VWAP Sliced Orders that include any other time-in-force instruction will be rejected.

VWAP Sliced Orders must include a Minimum and Maximum Anchor Time. The Minimum Anchor Time for VWAP Sliced Orders must be at least five (5) minutes. Minimum and Maximum Anchor Times must be expressed in whole minutes. A VWAP Sliced Order's Minimum Anchor Time may not exceed its Maximum Anchor Time, although a VWAP Sliced Order's Minimum Anchor Time may equal its Maximum Anchor Time. The ATS will cancel a VWAP Sliced Order once its Minimum Anchor Time can no longer be satisfied. VWAP Sliced Orders may include instructions to not match in a locked market, although such instructions will be ignored. VWAP Sliced Orders that include ALO instructions will be rejected.

VWAP Sliced Orders must include a Minimum Anchor Quantity instruction, as described above.

A VWAP Sliced Order may include a "Maximum Anchor Time Decay" attribute. The Maximum Anchor Time Decay cannot exceed the difference between an order's Minimum and Maximum Anchor Times.

Invitation. In the event of a conditional match between eligible contra-party conditional VWAP Sliced Orders or between an eligible firm VWAP Sliced Order and a conditional VWAP Sliced Order, the relevant conditional VWAP Sliced Orders will be canceled by the ATS and an invitation will be sent to each originating conditional subscriber inviting each such subscriber to send a firm-up order in response thereto (such invitations, "VWAP Sliced Invites," such firm orders sent in response thereto, "VWAP Sliced Firm-Up Orders"). The ATS will not allow VWAP Sliced Orders marked "short" to invite if a Regulation SHO circuit breaker is in effect.

For purposes of determining whether to generate a VWAP Sliced Invite, contraside Conditional VWAP Sliced Orders that would be eligible to execute at the midpoint of the prevailing NBBO, and that are otherwise eligible to interact based on the orders' attributes, are considered "eligible." A firm VWAP Sliced Order or conditional VWAP Sliced Order will only cause a single contra conditional VWAP Sliced Order to generate a VWAP Sliced Invite. Where multiple eligible contra-party VWAP Sliced Orders exist, priority is determined based on the following factors in the following order: (i) order price; (ii) order size; (iii) maximum anchor time; and (iv) time of entry. In determining price priority, all VWAP Sliced Orders that are marketable against the NBBO (i.e., buy orders priced at or above the NBO and sell orders priced at or below the NBB) are treated as being on price parity with other marketable VWAP Sliced Orders, regardless of the order's actual limit price (e.g., all buy orders with limit prices at or above the NBO are treated as being on price parity). As further discussed in Item 14 below, if a subscriber has an effective Contra Priority list implemented by LeveL Markets at the subscriber's request to execute against certain contra parties in a particular order, that priority list will take precedence over the matching logic described in this section. The ATS will immediately cancel a conditional VWAP Sliced Order once that conditional VWAP Sliced Order has generated a VWAP Sliced Invite.

The VWAP Sliced Invite sent to the subscriber identifies (x) the "Bespoke Anchor Time" and (y) overlapping order size. The VWAP Sliced Invite recipient has two (2) seconds (the "Firm-Up Period") in which to submit a "VWAP Sliced Firm-Up Order." The ATS will cancel any unanchored VWAP Sliced Firm-Up Orders following the expiration of the Firm-Up Period. Subscribers may cancel VWAP Sliced Firm-Up Orders at any time after submission.

VWAP Sliced Firm-Up Orders must include market or limit pricing instructions. A VWAP Sliced Firm-Up Order may include any limit price, although a VWAP Sliced Firm-Up Order will only anchor if its pricing instruction would allow for an execution at the midpoint of the NBBO at the time of the match.

VWAP Sliced Firm-Up Orders must contain the same symbol, side, MPID, time-in-force, and Minimum Anchor Quantity as the conditional VWAP Sliced Order related to the VWAP Sliced Invite or the ATS will reject the order. The VWAP Sliced Firm-Up Order must also include the Bespoke Anchor Time contained in the VWAP Sliced Invite. The VWAP Sliced Firm-Up Order
quantity must equal or exceed the Minimum Anchor Quantity of the originating conditional VWAP Sliced Order.

Where both subscribers to a preliminary match between conditional VWAP Sliced Orders submit VWAP Sliced Firm-Up Orders within the Firm-Up Window (that are not otherwise cancelled prior to matching), and such orders are otherwise eligible to match, the VWAP Sliced Firm-Up Orders will anchor. For clarity, VWAP Sliced Firm-Up Orders anchor once both subscribers to a preliminary match have submitted VWAP Sliced Firm-Up Orders and the ATS has determined the orders are eligible to interact with one another, commencing the VWAP calculation period. As noted above, subscribers may cancel VWAP Sliced Firm-Up Orders at any time after submission, including post- anchoring.

Once anchored, firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders will execute for randomized quantities and times (each, a "slice") that, except as noted below, aggregate to the anchored order quantity and Bespoke Anchor Time. Except as noted below, anchored firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders in "liquid" names will receive a minimum of seven (7) executions (that is, they will be executed in seven (7) separate slices), while anchored firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders in "illiquid" names will receive a minimum of five (5) executions. The ATS treats as "liquid" any security that, on a rolling twenty (20) trading day basis, exceeded the average number of executions across all NMS stocks. All other securities are considered "illiquid."

Each execution will be for the VWAP of the relevant slice period. For clarity, the VWAP calculation will reset following each slice period although calculations will otherwise be continuous (that is, there is no "pause" between slices). The size of each execution will be for a randomized quantity. In all instances the ATS permits firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders to execute at prices outside the prevailing NBBO (that is, each slice may be executed at a price outside the prevailing NBBO).

Except where one of the following events occurs, the total anchored time for anchored firm VWAP Sliced Orders or VWAP Sliced Firm-Up Orders will equal the orders' Bespoke Anchor Time: (i) the VWAP, as calculated during the relevant slice period, equals or exceeds the limit price of an anchored firm VWAP Sliced Order or VWAP Sliced Firm-Up Order; (ii) the relevant security becomes subject to a regulatory halt or a Market Wide Circuit Breaker (whether such Market Wide Circuit Breaker is Level 1, 2 or 3); (iii) subscriber or LeveL Markets cancellation of an anchored firm VWAP Sliced Order or VWAP Sliced Firm-Up Order; or (iv) where the anchored sell order is marked "short," when a Regulation SHO circuit breaker comes into effect post-anchor. Separately, if the first print during a slice period equals or exceeds one order's limit price, the orders will immediately cancel and there will be no execution for that slice period (for clarity, prior slices (executions) will not be impacted). Where there is no print during a slice period, the relevant slice will execute at the midpoint of the NBBO; *provided*, however, that if the midpoint of the NBBO at the end of the slice period would violate an order's limit price or the NBBO cannot be determined, then both orders will be cancelled and there will be no execution for that slice period. As with the VWAP Block Order, if the VWAP Slice period terminates prematurely due to a subscriber or LeveL Markets cancellation, a regulatory halt, or a Market Wide Circuit Breaker as in clauses (ii) or (iii) herein, or where a Regulation SHO circuit breaker comes into effect post-anchor and the anchored sell order is marked "short" as in clause (iv), and there are no prints during the relevant VWAP Slice period, there will be no execution for that slice period and the remainder of the Slice Order will terminate.

Where any of the events noted in clauses (i) through (iv) of the immediately foregoing paragraph occurs, there will be an execution for that slice period provided at least thirty (30) seconds of the relevant slice period has elapsed and there were prints during the slice period; if thirty (30) seconds have not elapsed regardless of whether there were prints or not during the slice period then no execution will occur. In both instances any then-unexecuted portion of the order will be cancelled. Previously executed slices will not be impacted.